UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       DIGITAL TRANSMISSION SYSTEMS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   25387N 10 9
                                 (CUSIP Number)

                               Dr. Hatim Zaghloul
                                   WI-LAN Inc.
                        Suite 300, 801 Manning Road N.E.
                            Calgary, Alberta T2E 8J8
                                     Canada
                               Tel: (403) 273-9133
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                                William Maslechko
                           Burnet, Duckworth & Palmer
                              First Canadian Centre
                      Suite 1400, 350 Seventh Avenue, S.W.
                            Calgary, Alberta T2P 3N9
                                     Canada
                               Tel: (403) 260-0100

                                 January 7, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                       Continued on the following page(s)
                               Page 1 of 17 Pages
                             Exhibit Index: Page 17

CUSIP No. 25387N 10 9                                         Page 2 of 17 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Wi-LAN Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      |_|

         (b)      |X|

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Province of Alberta, Canada

                                    7     SOLE VOTING POWER
           NUMBER OF                      8,755,107
            SHARES
         BENEFICIALLY               8     SHARED VOTING POWER
           OWNED BY                       0
             EACH
           REPORTING                9     SOLE DISPOSITIVE POWER
            PERSON                        8,755,107
             WITH
                                    10   SHARED DISPOSITIVE POWER
                                         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,755,107

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         75%

14       TYPE OF REPORTING PERSON*
         CO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 25387N 10 9                                         Page 3 of 17 Pages


Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Digital Transmission Systems, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 3000 Northwoods Parkway, Building 330, Norcross, Georgia 30071.

Item 2.  Identity and Background.

         (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by Wi-LAN Inc., a corporation organized under the laws of the Province of Alberta, Canada ("Wi-LAN"). The principal business of Wi-LAN is in the high-speed wireless data communications industry, developing wireless technology and designing wireless access points, wireless Ethernet bridges and wireless modems.

         The address of the principal business and principal offices of Wi-LAN is Suite 300, 801 Manning Road N.E., Calgary, Alberta, T2E 8J8, Canada.

         The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each executive officer and director of Wi-LAN is set forth on Schedule 1 hereto and is incorporated herein in its entirety by reference.

         (d) and (e). During the past five years, neither Wi-LAN nor, to the best knowledge of Wi-LAN, any individual otherwise identified in response to
Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative

CUSIP No. 25387N 10 9                                         Page 4 of 17 Pages


body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the Convertible Debenture Purchase Agreement, dated December 29, 1999 (the "Convertible Debenture Purchase Agreement"), between the Company and Wi-LAN, the Company agreed to (x) issue to Wi-LAN convertible debentures (the "First Convertible Debentures") in an aggregate principal amount of $1,500,000 and (y) grant to Wi-LAN an option to purchase convertible debentures issuable by the Company in an aggregate principal amount of up to $1,500,000 (the "Convertible Debenture Option"). On January 7, 2000 (the "Initial Closing Date"), the Company issued to Wi-LAN First Convertible Debentures in an aggregate principal amount of $400,000 and granted to Wi-LAN the Convertible Debenture Option. Pursuant to the Convertible Debenture Purchase Agreement, additional First Convertible Debentures in an aggregate principal amount of $1,100,000 will be purchased by Wi-LAN at three separate closings (the "Additional Closings") which will occur on or prior to April 1, 2000. Copies of the Convertible Debenture Purchase Agreement and the First Convertible Debenture are attached hereto as Exhibits 1 and 2, respectively, and are hereby incorporated in their entirety by reference. The form of the convertible debentures issued upon exercise of the Convertible Debenture Option will be substantially similar to the form of the First

CUSIP No. 25387N 10 9                                         Page 5 of 17 Pages


Convertible Debentures, except that the convertible debentures issued upon exercise of the Convertible Debenture Option shall be convertible into shares of Common Stock at a conversion price that will be an amount equal to the average weighted trading price of the shares of Common Stock over the last three trading days prior to the exercise of the Convertible Debenture Option. In addition, under the Convertible Debenture Option, Wi-LAN may elect to receive shares of Common Stock in lieu of convertible debentures upon the exercise thereof, with the number of shares of Common Stock issued upon exercise to be determined by the average weighted trading price of the shares of Common Stock over the last three trading days prior to such exercise.

         The consideration paid by Wi-LAN for the First Convertible Debentures purchased by Wi-LAN on the Initial Closing Date and the Convertible Debenture Option consisted of $400,000 in cash, the source of which was the working capital of Wi-LAN. Wi-LAN anticipates that the source of the up to an aggregate of $2,600,000 in cash consideration that will be paid by Wi-LAN (i) at the Additional Closings in connection with the purchase of the additional First Convertible Debentures and (ii) in connection with the exercise of the Convertible Debenture Option will be the working capital of Wi-LAN.

         Pursuant to (i) the Purchase Agreement, dated December 29, 1999 (the "Purchase Agreement"), between Finova Mezzanine Capital Inc., a Tennessee corporation ("Finova"), and Wi-LAN and (ii) the Option Agreement, dated January 7, 2000 (the "Option Agreement"), between Finova and Wi-LAN, on January 7, 2000 Finova sold to Wi-LAN, among other things, (w) a convertible debenture issued by

CUSIP No. 25387N 10 9                                         Page 6 of 17 Pages


the Company and held by Finova in an aggregate principal amount of $2,000,000 (the "Second Convertible Debenture"), (x) an option to acquire any or all of the 1,314,333 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of the Company that are held by Finova (the "Preferred Stock Option") and (y) warrants held by Finova exercisable into 702,615 shares of Common Stock of the Company (the "DTS Warrants"). Immediately upon acquisition by Wi- LAN of the Second Convertible Debenture, Wi-LAN converted $1,310,000 in aggregate principal amount of the Second Convertible Debenture into 1,310,000 shares of Common Stock. Copies of the Purchase Agreement, the Second Convertible Debenture, the Option Agreement, the Certificate of Designation of the Preferred Stock (the "Certificate of Designation") and the Form of DTS Warrants are attached hereto as Exhibits 3, 4, 5, 6 and 7, respectively, and are hereby incorporated in their entirety by reference.

         The consideration paid by Wi-LAN for the Second Convertible Debenture, the Preferred Stock Option and the DTS Warrants consisted of 87,320 newly issued common shares of Wi-LAN (the "Wi-LAN Common Shares"), which shares were delivered to an escrow account pursuant to the terms of the Purchase Agreement. Under certain circumstances set forth in the Purchase Agreement, on the date the Wi-LAN Common Shares are released from the escrow account, based on the closing price of the Wi-LAN Common Shares on last trading day prior to the release of the Wi-LAN Common Shares from the escrow account, Wi-LAN could be required to pay additional consideration, in cash, to Finova, or the number of Wi-LAN Common Shares paid to Finova could be reduced, the amount of any such additional

CUSIP No. 25387N 10 9                                         Page 7 of 17 Pages


consideration or reduction to be determined pursuant to the terms of the Purchase Agreement. Wi-LAN anticipates that the source of the cash consideration for the up to $1,314,333 payable upon exercise of the Preferred Stock Option and any additional cash consideration payable as described in the preceding sentence will be the working capital of Wi-LAN.

         Pursuant to the Share Purchase Agreement, dated December 29, 1999 (the "Share Purchase Agreement"), between Wi-LAN and MicroTel International, Inc., a Delaware corporation ("MicroTel"), on January 7, 2000 MicroTel sold to Wi-LAN 1,738,159 shares of Common Stock of the Company. A copy of the Share Purchase Agreement is attached as Exhibit 8 hereto and is hereby incorporated in its entirety by reference. The consideration paid by Wi-LAN for the shares of Common Stock purchased from MicroTel consisted of $520,000 in cash and 28,340 newly issued Wi-LAN Common Shares. The source of the cash consideration paid by Wi-LAN to MicroTel was the working capital of Wi-LAN.

Item 4.  Purpose of Transaction.

         Wi-LAN has purchased the First Convertible Debentures, the Convertible Debenture Option, the Second Convertible Debenture, the Preferred Stock Option, the DTS Warrants and the shares of Common Stock to enable Wi-LAN to acquire such number of shares of Common Stock as would constitute a majority of the outstanding voting stock of the Company.

         Pursuant to the terms of the Convertible Debenture Purchase Agreement, as of the Initial Closing Date the majority of the Board of Directors of

CUSIP No. 25387N 10 9                                         Page 8 of 17 Pages


the Company was to be comprised of a majority of directors designated by Wi-LAN. As of the Initial Closing Date, the Board of Directors was comprised of five members, three of which were designated by Wi-LAN and elected in connection with the initial closing of the transactions contemplated by the Convertible Debenture Purchase Agreement. Each of the members of the Board of Directors of the Company designated by Wi-LAN is an officer or director of Wi-LAN.

         As described in Item 5 below, the voting power of the shares of Common Stock held by Wi-LAN (assuming full exercise or conversion of the exercisable or convertible securities described in this Schedule 13D) would allow Wi-LAN to control any vote submitted to the shareholders of the Company (or any written consent in lieu thereof) which requires the consent of a majority of holders of shares of Common Stock. The combined effect of the presence of the directors designated by Wi-LAN on the Board of Directors of the Company and the voting power of Wi-LAN described in the preceding sentence may impede the acquisition of control of the Company by another person.

         Wi-LAN has no current intention to sell any of its holdings of the shares of Common Stock or other securities it holds that are exercisable for or convertible into shares of Common Stock. However, Wi-LAN intends to review its equity interest in the Company on a continuing basis. Depending on Wi-LAN's evaluation of the Company's business, financial condition and prospects, and upon future developments (including, but not limited to, market prices of shares of Common Stock, availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), and other factors

CUSIP No. 25387N 10 9                                         Page 9 of 17 Pages


and conditions Wi-LAN deems appropriate, Wi-LAN may acquire additional shares of Common Stock, dispose of the shares of Common Stock or the other securities it holds that are exercisable for or convertible into shares of Common Stock, or formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable by Wi-LAN.

         Except as described in the Convertible Debenture Purchase Agreement, the Share Purchase Agreement, the Purchase Agreement, the First Convertible Debenture, the Second Convertible Debenture, the Option Agreement, the Certificate of Designation or the DTS Warrants, and as otherwise set forth in this Schedule 13D, neither Wi-LAN nor any individual otherwise identified in
Item 2 has any present plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be

CUSIP No. 25387N 10 9                                        Page 10 of 17 Pages


authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) through (c) As set forth above, on January 7, 2000, Wi-LAN acquired the First Convertible Debentures, the Convertible Debenture Option, the Second Convertible Debenture, the Preferred Stock Option, the DTS Warrants and 3,048,159 shares of Common Stock of the Company. Assuming the purchase of all of the First Convertible Debentures, the First Convertible Debentures are convertible at any time into 1,500,000 shares of Common Stock, subject to adjustment as described therein. Assuming that Wi-LAN exercises its option to exercise the Convertible Debenture Option for shares of Common Stock, as described in Item 4, and assuming that the average weighted trading price of the shares of Common Stock for the last three trading days prior to the conversion thereof is $1.00, the Convertible Debenture Option is exercisable at any time into 1,500,000 shares of Common Stock. The Second Convertible Debenture is convertible at any time into 690,000 shares of Common Stock, subject to adjustment as described therein. The Preferred Stock Option is exercisable at any time into up to 1,314,333 shares of Preferred Stock, and such shares of Preferred Stock are convertible at any time into up to 1,314,333 shares of Common Stock, subject to adjustment as described in the Certificate of

CUSIP No. 25387N 10 9                                        Page 11 of 17 Pages


Designation. The DTS Warrants are exercisable at any time into 702,615 shares of Common Stock, subject to adjustment as described therein.

         Accordingly, as of January 7, 2000, Wi-LAN may be deemed to beneficially own an aggregate of 8,755,107 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) promulgated under the Exchange Act of 1934, and there being 4,646,221 shares of Common Stock outstanding on December 29, 1999 as disclosed in the Convertible Debenture Purchase Agreement, represents approximately 75% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

         Except as set forth above, neither Wi-LAN nor, to the best knowledge of Wi-LAN, any person identified on Schedule 1, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the proceeding 60 days.

         Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to the Common
         Stock of the Issuer.

         The Company and Wi-LAN are parties to the Registration Rights Agreement, dated January 7, 2000 (the "Registration Rights Agreement"), between the Company and Wi-LAN, which gives Wi-LAN, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale

CUSIP No. 25387N 10 9                                        Page 12 of 17 Pages


to the public any shares of Common Stock held by Wi-LAN, including the shares of Common Stock that may be issued upon exercise of the First Convertible Debenture, the convertible debentures issued upon exercise of the Convertible Debenture Option, the Second Convertible Debenture and the DTS Warrants or upon conversion of the shares of Preferred Stock issued upon exercise of the Preferred Stock Option. A copy of the Registration Rights Agreement is attached as Exhibit 9 hereto and is hereby incorporated in its entirety by reference.

         Except as described elsewhere in this Schedule 13D and as set forth in the Convertible Debenture Purchase Agreement, the First Convertible Debenture, the Purchase Agreement, the Second Convertible Debenture, the Option Agreement, the Certificate of Designation, the DTS Warrants, the Share Purchase Agreement and the Registration Rights Agreement, copies of which are attached hereto as Exhibits 1, 2, 3, 4, 5, 6, 7, 8 and 9, respectively, and are incorporated herein in their entirety by reference, to the best knowledge of Wi-LAN, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 25387N 10 9                                        Page 13 of 17 Pages


Item 7.  Material To Be Filed as Exhibits.

         1. Convertible Debenture Purchase Agreement, dated December 29, 1999, between the Company and Wi-LAN.

         2.    First Convertible Debenture.

         3. Purchase Agreement, dated December 29, 1999, between Finova and Wi-LAN.

         4.    Second Convertible Debenture.

         5.    Option Agreement, dated January 7, 2000, between Wi-LAN and
               Finova.

         6.    Certificate of Designation governing the shares of Preferred
               Stock.

         7.    Form of DTS Warrants.

         8. Share Purchase Agreement, dated December 29, 1999, between Wi-LAN and MicroTel.

         9. Registration Rights Agreement, dated January 7, 2000, between the Company and Wi-LAN.

CUSIP No. 25387N 10 9                                        Page 14 of 17 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2000

                                        WI-LAN INC.


                                        By:  /s/  Peter Kinash
                                             -------------------------------
                                             Name:   Peter Kinash
                                             Title:  Chief Financial Officer

CUSIP No. 25387N 10 9                                        Page 15 of 17 Pages


                                                                      Schedule 1

                   Executive Officers and Directors of Wi-LAN


-------------------------------------------------------------------------------------------------------------
Name/Title/Citizenship                  Principal Occupation                    Business Address
-------------------------------------------------------------------------------------------------------------
Dr. Hatim Zaghloul                      Chairman and Chief Executive            WI-LAN Inc.
Chairman, Chief Executive               Officer of Wi-LAN                       Suite 300, 801 Manning
Officer and a Director                                                          Road, N.E.
Canadian                                                                        Calgary, Alberta T2E 8J8
                                                                                Canada
-------------------------------------------------------------------------------------------------------------
William Hews                            President and Chief Operating           WI-LAN Inc.
President and Chief Operating           Officer of Wi-LAN                       Suite 300, 801 Manning
Officer                                                                         Road, N.E.
Canadian                                                                        Calgary, Alberta T2E 8J8
                                                                                Canada
-------------------------------------------------------------------------------------------------------------
Peter Kinash                            Chief Financial Officer of              WI-LAN Inc.
Chief Financial Officer                 Wi-LAN                                  Suite 300, 801 Manning
Canadian                                                                        Road, N.E.
                                                                                Calgary, Alberta T2E 8J8
                                                                                Canada
-------------------------------------------------------------------------------------------------------------
Nico Roelofson                          Vice-President, Sales of Wi-LAN         WI-LAN Inc.
Vice-President, Sales                                                           Suite 300, 801 Manning
Dutch                                                                           Road, N.E.
                                                                                Calgary, Alberta T2E 8J8
                                                                                Canada
-------------------------------------------------------------------------------------------------------------
Scott Campbell                          Vice-President, Product                 WI-LAN Inc.
Vice-President, Product                 Management of Wi-LAN                    Suite 300, 801 Manning
Management                                                                      Road, N.E.
Canadian                                                                        Calgary, Alberta T2E 8J8
                                                                                Canada
-------------------------------------------------------------------------------------------------------------
Serge Brache                            Principal of Serge Brache               WI-LAN Inc.
Acting Vice-President,                  Consulting, a wireless data             Suite 300, 801 Manning
Production                              engineering services, a sole            Road, N.E.
Canadian                                proprietorship                          Calgary, Alberta T2E 8J8
                                                                                Canada

CUSIP No. 25387N 10 9                                        Page 16 of 17 Pages


-------------------------------------------------------------------------------------------------------------
Wanda Posehn                            Vice-President, Marketing of            WI-LAN Inc.
Vice-President, Marketing               Wi-LAN                                  Suite 300, 801 Manning
Canadian                                                                        Road, N.E.
                                                                                Calgary, Alberta T2E 8J8
                                                                                Canada
-------------------------------------------------------------------------------------------------------------
William A. Dunbar                       Principal of Alta-Bow Consulting        Alta-Bow Consulting
Director                                Services, Inc., a                         Services, Inc.
Canadian                                telecommunications consulting           P.O. Box 5038, Airdrie, AB
                                        company                                 T4B 2B2
-------------------------------------------------------------------------------------------------------------
Charles N.D. Hotzel                     Partner, Kutz Hotzel, Barristers        Kutz Hotzel
Director                                and Solicitors                          Barrister and Solicitor
Canadian                                                                        316, 1167 Kensington
                                                                                  Cres. N.W.
                                                                                Calgary, Alberta
                                                                                T2N 1X7
                                                                                Canada
-------------------------------------------------------------------------------------------------------------
Frank King                              President of Metropolitan               Metropolitan Investment
Director                                Investment Corporation, a                 Corporation
Canadian                                financial services company              3rd Floor, 1422 Kensington
                                                                                  Rd., N.W.
                                                                                Calgary, Alberta
                                                                                T2N 3R1
                                                                                Canada
-------------------------------------------------------------------------------------------------------------
Dr. Robert Schulz                       Professor of Management,                University of Calgary
Director                                University of Calgary                   2500 University Dr. N.W.
American                                                                        Calgary, Alberta
                                                                                T2N 1N4
                                                                                Canada
-------------------------------------------------------------------------------------------------------------
Dan L. Baxter                           Partner, Macleod Dixon,                 Macleod Dixon
Director                                Barristers and Solicitors               Barrister and Solicitor
Canadian                                                                        3700, 400 - 3rd Ave. S.W.
                                                                                Calgary, Alberta T2P 4H2
                                                                                Canada
-------------------------------------------------------------------------------------------------------------

CUSIP No. 25387N 10 9                                        Page 17 of 17 Pages


                                  EXHIBIT INDEX


1. Convertible Debenture Purchase Agreement, dated December 29, 1999, between the Company and Wi-LAN.

2.       First Convertible Debenture

3.       Purchase Agreement, dated December 29, 1999, between Finova and Wi-LAN.

4.       Second Convertible Debenture

5.       Option Agreement, dated January 7, 2000, between Wi-LAN and Finova.

6.       Certificate of Designation governing the shares of Preferred Stock.

7.       Form of DTS Warrants

8.       Share Purchase Agreement, dated December 29, 1999, between Wi-LAN and
         MicroTel.

9. Registration Rights Agreement, dated January 7, 2000, between the Company and Wi-LAN.